SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
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                       (Name of Subject Company (Issuer))

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
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                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    320737109
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                      (CUSIP Number of Class of Securities)

                               William F. Lischak
         Chief Operating Officer, Chief Financial Officer and Secretary
                             First Look Media, Inc.
                       8800 Sunset Boulevard, Third Floor
                          Los Angeles, California 90069
                                 (310) 855-1199
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 (Name, Address And Telephone Number Of Person Authorized To Receive Notices
                And Communications On Behalf Of Filing Persons)

                                 with a copy to:
                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

                            CALCULATION OF FILING FEE

        TRANSACTION                     VALUATION AMOUNT OF FILING FEE:*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

              [ ] Check the box if any part of the fee is offset as
               provided by Rule 011 (a)(2) and identify the filing
                        with which the offsetting fee was
     previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A          Form or Registration Number: N/A
     Filing Party:           N/A          Date Filed:                  N/A

       [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

              [ ]    third party tender offer subject to Rule 14d-1.

              [X]    issuer tender offer subject to Rule 13e-4.

              [ ]    going private transaction subject to Rule 13e-3.

              [ ]    amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of a tender offer:[ ]

         This Tender Offer Statement on Schedule TO relates to a potential issuer tender offer of First Look Media, Inc. (f/k/a Overseas Filmgroup, Inc.), a Delaware corporation, to exchange one share of common stock for every 14 outstanding warrants tendered and accepted for exchange. Up to an aggregate of 321,429 shares may be issued if the exchange is undertaken. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.  EXHIBITS.

         The following exhibit is submitted herewith:

         (a)(5)  Press Release, dated February 14, 2001.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 16, 2001

                                    FIRST LOOK MEDIA, INC.

                                    By:  *
                                    Name:
                                    Title:

* Pursuant to General Instruction D to Schedule TO, no signature is required.






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                                  EXHIBIT INDEX


  EXHIBIT
  NUMBER                                           DESCRIPTION
-------------                                -----------------------

(a)(5)                                 Press Release, dated February 14, 2001

                                                                 EXHIBIT (a)(5)


Press Release

First Look Media Announces Plans to Exchange Common Shares for Outstanding Warrants On a 1:14 Basis

NEW YORK & LOS ANGELES--(BUSINESS WIRE)--Feb. 14, 2001--First Look Media, Inc. (OTCBB: FRST - news, FRSTW - news; f/k/a Overseas Filmgroup, Inc. - OTCBB:OSFG), a diversified entertainment company, announced today it has filed a Form S-4 Registration Statement with the Securities and Exchange Commission (SEC), under which the Company is offering to exchange up to 321,429 shares of FRST common stock for the 4.5 million outstanding FRSTW warrants issued in conjunction with its initial public offering in February 1995. In the exchange offer, First Look Media will exchange one common share for every 14 of its outstanding warrants tendered and accepted by the Company for exchange.

In lieu of fractional shares holders will receive a cash payment for the equivalent of any shares that the individual would otherwise be entitled to receive. Holders who elect to not participate in the exchange offer will retain the right to purchase one share of First Look common stock for $5.00, for each warrant held. These warrants expire on February 16, 2002.

The exchange offer will commence upon the Securities and Exchange Commission's declaration of effectiveness of the exchange offer prospectus and the distribution to warrant holders of such prospectus and related exchange offer documents, which is expected in the second quarter of 2001. The exchange offer will be made only by means of, and in accordance with the terms of, the prospectus.

The Company also announced that if the exchange offer is completed, it intends to deregister the warrants pursuant to the Exchange Act and delist FRSTW warrants from trading on the OTC Bulletin Board.

First Look Media, Inc. (formerly Overseas Filmgroup, Inc.) is a diversified entertainment company specializing in worldwide independent film distribution, theatrical and video releases, commercial production and Internet content creation.

This press release includes forward-looking statements that involve risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward looking statements, including, but not limited to, quarterly and annual fluctuations in results of operations, the unpredictability of audience acceptance of any particular motion pictures, the highly speculative and inherently risky and competitive nature of the motion picture industry, and other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 1999. As the motion picture business and the Company's operations are subject to numerous uncertainties, including, among other things in addition to the forgoing factors, the financing requirements of various film projects, competition from companies within the motion picture industry and in other entertainment media (many of which have significantly greater financial and other resources than the Company), and the release schedule of competing films, no assurance can be given that the Company's acquisition, production, financing and distribution goals and strategies (including as described herein) will be achieved. Actual results may differ materially from management expectations expressed in any forward-looking statements.

Copies of the final prospectus relating to this exchange offering may be obtained from the office of Shochet Securities, 433 Plaza Real, Boca Raton, FL 33432.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:

First Look Media, Inc.
William F. Lischak, 310/855-1475

or

Jaffoni & Collins
Robert Rinderman, David Collins
Investor Relations
212/835-8500
FRST@jcir.com